*KH 3/5

PUBLIC

13010811

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
402

SEC FILE NUMBER
8-41940

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cantone Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

766 Shrewsbury Avenue
(No. and Street)

Tinton Falls (City) NJ (State) 07724 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Walsh 732-450-3500 ext.121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ParenteBeard LLC
(Name – *if individual, state last, first, middle name*)

7535 Windsor Drive, Suite 300, Allentown, PA 18195
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/19/13

Commonwealth of Pennsylvania

County of Montgomery

OATH OR AFFIRMATION

I, Peter J. Walsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cantone Research, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

Chief Financial Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Lois A. Jessup, Notary Public
Bryn Athyn Boro, Montgomery County
My Commission Expires April 10, 2014
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cantone Research, Inc.

Statement of Financial Condition

December 31, 2012

ParenteBeard

CONFIDENCE THROUGH CLARITY

Cantone Research, Inc.

Statement of Financial Condition

December 31, 2012

Cantone Research, Inc.

Table of Contents
December 31, 2012

ParenteBeard

Independent Auditors' Report

Board of Directors
Cantone Research, Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Cantone Research, Inc. as of December 31, 2012 and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United Stated of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cantone Research, Inc. as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

ParenteBeard LLC

Allentown, Pennsylvania
February 27, 2013

Cantone Research, Inc.

Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$	122,342
Commissions receivable		85,346
Investments, at fair value		1,272,924
Advances to registered representatives, net of allowance for doubtful accounts		10,000
Other receivable		54,167
Prepaid expenses		34,697
Total current assets		1,579,476
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation		12,694
Total assets	$	1,592,170

Liabilities and Stockholder's Equity

Liabilities		
Line of credit	$	375,000
Commissions payable		41,070
Accounts payable and accrued expenses		66,588
Total liabilities		482,658
Stockholder's Equity		
Common stock, no par value, 1,000 shares authorized, issued and outstanding		50,000
Additional paid-in capital		1,558,000
Accumulated deficit		(498,488)
Total stockholder's equity		1,109,512
Total liabilities and stockholder's equity	$	1,592,170

See notes to financial statements

1. Business and Organization

Cantone Research, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is an introducing broker-dealer for its clients and clears its securities transactions on a fully disclosed basis primarily through First Clearing Corporation ("FCC").

2. Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America.

Basis of Accounting

The financial statements include all the accounts of the Company. The Company is engaged in a single line of business as an introducing broker-dealer for its clients. The accompanying financial statements are presented on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Commission

Transactions in securities, including the related commission revenues and expenses, are recorded on a trade-date basis as securities transactions occur.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Investments

Investments are recorded at fair value in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 320, Investments. Trading gains and losses, which are composed of both realized and unrealized gains and losses, from all security transactions entered into for the account and risk of the Company are recorded using the specific identification method on a trade-date basis.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method over estimated useful lives of three, five and seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Concentration of Credit Risk

At times throughout the year, the Company had cash balances in excess of Federally insured limits. Cash accounts at banks are currently insured by the FDIC up to $250,000.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. During the year ended December 31, 2012, there was no advertising expense.

Income Taxes

The Company, with the consent of its sole stockholder, has elected to report as an S corporation for both Federal and New Jersey corporate income tax purposes. In lieu of Federal corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for current year federal income taxes has been included in the financial statements. In New Jersey, "S" corporations pay a reduced rate corporate income tax and are subject to a minimum tax.

The Company follows the provisions of FASB ASC 740, *Income Taxes*. This standard provides guidance on accounting for income taxes, including uncertain tax positions.

No interest and penalties related to income taxes have been recognized in the accompanying financial statements. The Company believes there are no uncertain tax positions. The Company is no longer subject to income tax audits for years before 2009.

Deferred Rent

Deferred rent, included in accrued expenses, consists of the difference between cash basis rent payments and the straight-line rent expense over the term of the lease.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company has no liabilities subordinated to the claims of general creditors for 2012; consequently, the financial statements do not include the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2012 for items that should potentially be recognized or disclosed in those financial statements. The evaluation was conducted through February 27, 2013, the date the financial statements were available to be issued.

3. Securities and Exchange Commission Rule 15c3-3 Exemption

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934, as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

4. Deposits with Clearing Organization

The Company has entered into an agreement with FCC whereby all orders of the Company's customers to buy or sell securities are to be cleared through FCC on a fully-disclosed basis. Under this agreement, the Company is required to maintain a minimum deposit of $250,000 in cash or marketable securities. At December 31, 2012, the Company held marketable trading securities with a market value of $1,134,738 with FCC.

5. Investments

At December 31, 2012, investments consisted of the following:

Securities, trading - common stock	$ 875,019
Securities, trading - municipal bonds	261,805
Other investments	136,100
	$ 1,272,924

At December 31, 2012, other investments consisted of the following:

Certificate of Participation in promissory notes (See Note 13)	$	30,000
10% Subordinated Convertible Debentures Series A - American Bio Medica Corp.		100,000
200,000 shares - LMS Medical Systems, Inc.		5,100
AgChoice Farm Credit Classic common stock		1,000
	$	136,100

6. Fair Value Measurement

Fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under market conditions.

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities: quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

For financial assets measured at fair value on a recurring basis as of December 31, 2012, the fair value measurements by level within the fair value hierarchy used are as follows:

	Assets at Fair Value as of December 31, 2012			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets				
Securities – common stock	$ 875,019	$ -	$ -	$ 875,019
Securities – municipal bonds	-	261,805	-	261,805
Other investments	-	-	136,100	136,100
	$ 875,019	$ 261,805	$ 136,100	$ 1,272,924

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2012:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Other Investments
Beginning balance	$ 131,600
Total gains or losses (realized and unrealized)	4,500
Purchases	-
Repayments	-
Transfers in and/or out of Level 3	-
Ending balance	$ 136,100
The amount of total gains or losses for the period included in earnings attributable to sales or to the change in fair value relating to assets still held at the reporting date.	$ 4,500

7. Line of Credit

The Company has available, through June 14, 2013, an unsecured line of credit of $500,000 with AGChoice Farm Credit. The line of credit is guaranteed by the sole stockholder and his spouse. The interest rate is at the bank's prime rate and is reset monthly based on the 15th day of the preceding month. The effective interest rate was 3.25% at December 31, 2012. The outstanding balance at December 31, 2012 was $375,000.

8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2012, the Company's net capital was $652,215, which was $552,215 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.17:1 at December 31, 2012.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under paragraph (k)(2)(i), which relates to the maintenance of special accounts for the exclusive benefits of customers.

9. Leases

The Company leases its main office in New Jersey under a lease that has been extended to September 30, 2015. Rental expense for 2012 amounted to $78,409

The Company also leases office equipment under two operating leases. The first lease is at the rate of $516 per month, which expires in August 2015. The second lease is at rate of $537 per quarter, which expires in October 2015. Rental expense for office equipment for 2012 amounted to $9,784.

Future minimum lease payments under the non-cancelable operating leases are as follows:

Years ending December 31,:		
2013	$	95,462
2014		97,640
2015		74,427
	$	267,529

It is expected that, in the normal course of business, the leases will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum operating lease commitments will not be less than the amount shown for 2013.

11. 401(k) Plan

The Company provides a 401(k) profit sharing plan. The Company does not match the contributions by the participating, eligible employees.

12. Commitments and Contingencies

The Company is subject to claims and legal proceedings which have arisen in the ordinary course of its business. Management follows the accounting guidance relating to contingencies for disclosure and the accrual of amounts which can be estimated and are probable. One action arises from a matter involving a former employee, who has admitted that he committed fraud outside the Company while he was an employee of the Company and several other broker-dealers. The Company has been named as a co-defendant along with the prior employers of the former employee in the action initiated by the victims of the fraud. The claims seek substantial damages and the Company is unable to estimate the magnitude of its exposure at this time. The Company is defending vigorously against these actions. During the year ended December 31, 2012, the Company paid fines and restitution of $225,000 as a result of this matter. Management believes, based upon discussion with counsel, that the outcome of these matters will not have a material effect on the Company's financial position, the results of operations, or its cash flows.

Customer transactions are cleared through a clearing organization on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing organization may charge the Company for any losses incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with the clearing organization margin requirements.

The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2012 settled with no adverse effect on the Company's financial condition.

13. Related Party Transactions

The Company purchased a certificate of participation in the promissory notes of two unrelated Georgia entities that operate senior living and assisted living facilities from Chestnut Financial LLC, which is wholly-owned by the sole stockholder of the Company, in the amount of $30,000. The interest rate received on the promissory note is at the annual rate of ten percent (10%). Interest income amounted to $3,000 for the year ended December 31, 2012.